
May 8, 2024

Greg Flamion
Chief Financial Officer
Strawberry Fields REIT, Inc.
6101 Nimtz Parkway
South Bend, IN 46628

> **Re: Strawberry Fields REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **File No. 001-41628**

Dear Greg Flamion:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　Office of Real Estate & Construction